Desarrolladora Homex, S.A.B. de C. V.

September 16, 2011

Mr. John Cash

Accounting Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Desarrolladora Homex, S.A.B. de C.V. (“Homex”)
Form 20-F for the Fiscal Year Ended December 31, 2010
File No. 001-32229

Dear Mr. Cash:

Set forth below is Homex’s response to your letter dated August 3, 2011 relating to Homex’s Form 20-F for the fiscal year ended December 31, 2010 (the “Form 20-F”). To assist in the Staff’s review of the responses, each response is preceded with the text (in bold type) of the comment as stated in your letter. Homex believes that it has replied to your comments in full. As requested, this letter is being filed on EDGAR as correspondence and a copy is being faxed to your attention.

Capitalized terms used in the responses set forth below and not otherwise defined herein have the meanings set forth in the Form 20-F.

Form 20-F for Fiscal Year Ended December 31, 2010

Item 15. Controls and Procedures, page 92

(a) Disclosure controls and procedures, page 92

1.              As noted below in our comment on Exhibit 13, in your certification pursuant to Section 906 of the Sarbanes-Oxley Act, you incorrectly refer to your annual report Form 20-F for the year ended December 31, 2008 rather than your annual report Form 20-F for the year ended December 31, 2010. In view of this, please tell us in reasonable detail the basis for your officers’ conclusion that your disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report.

In response to the Staff’s comments, Homex advises that in the certification pursuant to Section 906 of the Sarbanes-Oxley Act submitted as part of the Form 20-F, due to a typographical error Homex made reference to the annual report on Form 20-F for the year ended December 31, 2008 instead to the year ended December 31, 2010. This was an inadvertent error during the process of Edgarization of the certification and does not change our officers’ consideration or conclusions as to effectiveness of our disclosure controls and procedures.

(d) Changes in internal control over financial reporting, page 94

2.              We note your disclosure regarding changes in your internal control over financial reporting. We further note that you have qualified this disclosure with the clause “[e]xcept for the matters described above.” In future filings, please do not use this or similar statements to qualify your conclusion. If there have been changes that you are required to disclose by Item 308(c) of Regulation S-K, please state that there have been changes and provide the required disclosure.

In response to the Staff’s comments, Homex advises that in future filings it will not use statements such as or similar to “except for the matters described above” to qualify any conclusion provided to the Staff. There have been no changes that we are required to disclose by Item 308(c) of Regulation S-K or Item 15(d) of Form 20-F that have not been disclosed.

Note 32 — Supplemental Guarantor Information, page F-60

3.              We refer to your annual condensed consolidating financial statements pursuant to Rule 3-10 of Regulation S-X. In this regard, please:

•                  Confirm to us and clarify in future filings that Edificaciones Beta del Noroeste, S. de R.L. de C.V., Edificaciones Beta del Norte, S. de R.L. de C.V., and Edificaciones Beta(1), S. de R.L. de C.V. are “100% owned” as defined in Rule 3-10(h)(1) of Regulation S-X;

In response to the Staff’s comments, Homex advises that these three companies were 100% owned until December 31, 2007, the date on which they were liquidated as disclosed in the Form 20-F for the year ended December 31, 2007.

As further explained in the response below, as part of Homex’s revision to Note 32 in our Form 20-F/A filed at the same time as this letter, it will delete reference to these subsidiaries.

•                  Explain to us why parent company equity is not equal to consolidated equity in the condensed consolidating balance sheets;

In response to the Staff’s comment, Homex acknowledges that one would expect that “parent company equity” to be equal to “consolidated controlling interest equity” understanding that subsidiaries are accounted for under the equity method in the parent company column. Such amounts do not agree primarily as a result of the following:

•                  Under MFRS, consolidated equity includes the accumulated effect of the capitalization of Comprehensive Financial Cost (“CFC”) in accordance with MFRS D-6. The parent company’s investment in subsidiaries does not include these effects in the disclosure, rather they are presented in the elimination column; and

•                  Certain other consolidation adjustments corresponding to the parent company which were incorrectly included in the eliminations column.

Please be advised that today, along with this response letter, Homex is re-filing its 2010 Form 20-F in the form of a Form 20-F/A to address both matters with respect to Note 32, and those identified in your Question #5 below.

•                  Explain to us and clarify in future filings why the parent company recorded revenue for the years ended December 31, 2008 and December 31, 2009, including what these amounts relate to; and

The parent company recorded revenues for the years ended December 31, 2008 and 2009 that are related to royalties paid from subsidiaries to the parent company in regards to Homex brand. These revenues are eliminated through consolidation since they are intra-group in nature. In future filings we will undertake to clarify this as requested.

•                  Explain to us how and why the parent company recorded positive operating cash flows during the years ended December 31, 2010 and December 31, 2008.

In response to the Staff’s comments, Homex advises that the parent company recorded positive operating cash flows during the years ended December 31, 2010 and December 31, 2008 due to an incorrect presentation in the operating activities of current trade receivables and payables to affiliates during those years.

Please be advised that today, along with this response letter, Homex is re-filing its 2010 Form 20-F in the form of a Form 20-F/A to address this matter with respect to Note 32, and those identified in your Question #5 below.

Exhibits 12(a)(1) and 12(a)(2)

4.              Instruction 12 for exhibits to an annual report on Form 20-F specifies that the certifications must be exactly as set forth in the instruction. We note that you changed:

•                  The phrase “The registrant’s other certifying officer(s) and I” to the phrase “The Company’s other certifying officer and I” in paragraphs 4 and 5.

•                  The word “registrant’s” to the word “Company’s” in paragraphs 4, 4(c), 4(d), 5, 5(a), and 5(b).

•                  The word “registrant” to the word “Company” in paragraphs 4 and 4(a).

Please ensure that you do not make unpermitted changes in future filings.

In response to the Staff’s comments, Homex advises that in future filings it will provide applicable certifications in the exact form as set forth in Instruction 12 for exhibits to an annual report on Form 20-F.

Exhibits 13

5.              We note the incorrect reference to Homex’s annual report on Form 20-F for the year ended December 31, 2008. The certification should refer to your fiscal year ended December 31, 2010. Please promptly file a full amendment to your annual report on Form 20-F for the year ended December 31, 2010 to correct this certification.

In response to the Staff’s comments, this letter is accompanied by a full amendment on Form 20-F/A in which the corrected date is reflected in Exhibit 13.  The Form 20-F/A also includes changes to certain figures in Note 32 to our audited consolidated financial statements, as indicated in the Explanatory Note included in the Form 20-F/A.

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As requested, Homex acknowledges the following:

•                                          Homex is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          Homex may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *

Homex would appreciate receiving any further questions or comments that the Staff may have regarding this letter at the Staff’s earliest convenience. You should contact the undersigned at (52667) 758-5800 or Michael L. Fitzgerald at (212) 259-6888 of Dewey & LeBoeuf LLP.

Sincerely yours,

/s/ Carlos Moctezuma Velasco

Carlos Moctezuma Velasco
Chief Financial Officer
Desarrolladora Homex, S.A.B. de C.V.

cc:	Michael L. Fitzgerald, Dewey & LeBoeuf LLP